                                    FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       Commission File Number: 333-10486


                         For the Month of February 2001


                            Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Sibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                   Form 20-F   X           Form 40-F ____
                             -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes _____              No   X
                                              -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:


                               Table of Contents

1. Press release regarding notice of changes in certain conditions of the issuance of the bonds with subscription warrants and pricing information

2. Press release regarding notice of changes in certain conditions of the sale of the subscription warrants and pricing information

3. Press release regarding notice of the grant of stock option (English translation)

4.   Press release regarding notice of adjustments of exercise prices

5. Press release regarding notice to amend certain information included in the notice of the grant of stock option (English translation)

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Trend Micro Incorporated



Date: March 1, 2001                           By: /s/ Chang Ming-Jang
                                                  ----------------------
                                                  Chang Ming-Jang
                                                  Representative Director;
                                                  President, Chief Executive
                                                  Officer and Chairman of the
                                                  Board

For Immediate Release
---------------------
TREND MICRO NOTICE OF CHANGES IN CERTAIN CONDITIONS OF THE ISSUANCE OF THE BONDS
               WITH SUBSCRIPTION WARRANTS AND PRICING INFORMATION

     Tokyo, Japan - February 23, 2001 - Trend Micro Inc. (NASDAQ:TMIC, Tokyo TSE:4704), a leading provider of antivirus and Internet content security software, today announced that the board of directors of the company resolved, at its meeting held on February 15, 2001, on issuing the Sixth Series of the Unsecured Bonds with Subscription Warrants. With respect to such Bonds, the board of directors of the Company resolved, at its meeting held on February 23, 2001, on changing certain issuance conditions and pricing as follows:

I.   Changes to Certain Conditions of the Issuance of the Bonds
(Before change)   1.   Subscription period:  February 26, 2001 to March 2001
(After change)    1.   Subscription period:  March 1, 2001 to March 15, 2001

II.  Pricing Information
1.   Conditions for exercise of subscription warrants (Exercise Price):
     (Yen) 11,350 per share

 .  Date on which the Exercise Price was calculated and decided: February 23,
   2001
 .  Closing price per share of the shares of common stock of the Company on the
   Tokyo Stock Exchange on the above-mentioned date: (Yen) 11,350
 . Upward difference (percentage) between the Exercise Price and the closing price, which is obtained by the following formula

             Exercise Price
          [  -----------------  - 1] x 100:   0.00%
             Closing Price

 .  Additional remarks: not applicable

2.   Amount to be transferred to stated capital: (Yen) 5,675 per share
3.   Price for the offering of the subscription warrants:
     (Yen)11.00 per the face value of (Yen)100
4. Price for the offering of the portion after detaching the subscription warrants from the bonds with subscription warrants: (Yen)100 per the face value of (Yen)100
5.   Interest rate of the bonds: 1.75% annually
6.   Other items resolved: not applicable

For your information
--------------------
(1) Date of the resolution on the issuance of the bonds with subscription warrants:
     February 15, 2001
(2)  Subscription period: March 1, 2001 to March 15, 2001
(3)  Date of the issuance (closing date): March 19, 2001
(4)  Exercise Price:
     (Yen)11,350 ; provided, however, that as of and following April 1, 2001, the Exercise Price will be adjusted to (Yen) 5,675 as a result of the one-for-two stock split on which the board of directors of the Company resolved at its meeting held on February 15, 2001.

About Trend Micro

Trend Micro, an Internet infrastructure software and services company, provides centrally controlled server-based virus protection and content-filtering solutions. Trend Micro's corporate headquarters is located in Tokyo, Japan, with business units in North and South America, Europe, Asia, and Australia. Trend Micro's products are sold directly and through a network of corporate, value-added resellers and managed service providers. Evaluation copies of all of Trend Micro's products may be downloaded from its award-winning website, http://www.antivirus.com
                                      ###
For additional information Contact:
Mr.Mahendra Negi
Vice President of Administration
phone: +81-3-5334-3635
fax: +81-3-5334-3653
ir@trendmicro.co.jp

For Immediate Release
---------------------
        Trend Micro Notice of Changes in Certain Conditions of the Sale of the Subscription Warrants and Pricing Information

     Tokyo, Japan - February 23, 2001 - Trend Micro Inc. (NASDAQ:TMIC, Tokyo TSE:4704), a leading provider of antivirus and Internet content security software, today announced that the board of directors resolved, at its meeting held on February 15, 2001, on selling the Subscription Warrants of the Sixth Series of the Unsecured Bonds with Subscription Warrants. With respect to such sale, the board of directors of the Company resolved, at its meeting held on February 23, 2001, on changing certain selling conditions and pricing as follows:

I.     Changes to Certain Conditions of the Sale of the Subscription Warrants
(Before change)    1.     Subscription period:  February 26, 2001 to March 15, 2001
(After change)     1.     Subscription period:  March 1, 2001 to March 15, 2001

II.    Pricing Information
1.     Number of certificates representing the subscription warrants to be sold: 5,000 certificates
2.     Aggregate amount to be sold: (Yen) 550 million
3.     Number of certificates to be sold by the seller:  Seller:  Trend Micro Incorporated
                                                Number to be sold:  5,000 certificates
4.     Sales price: (Yen) 110,000
5.     Other items resolved: not applicable

For your information
--------------------
(1) Date of the resolution on the issuance of the bonds with subscription warrants:
      February 15, 2001
(2)  Subscription period:
      March 1, 2001 to March 15, 2001
(3)  Date of delivery of the certificates:
      March 21, 2001

ABOUT TREND MICRO

Trend Micro, an Internet infrastructure software and services company, provides centrally controlled server-based virus protection and content-filtering solutions. Trend Micro's corporate headquarters is located in Tokyo, Japan, with business units in North and South America, Europe, Asia, and Australia. Trend Micro's products are sold directly and through a network of corporate, value-added resellers and managed service providers. Evaluation copies of all of Trend Micro's products may be downloaded from its award-winning website, http://www.antivirus.com
                                      ###
For additional information CONTACT:
Mr. Mahendra Negi
Vice President of Administration
phone: +81-3-5334-3635
fax: +81-3-5334-3653
ir@trendmicro.co.jp

                                 (Translation)

                                                               February 23, 2001

                                       Company:  Trend Micro Incorporated
                                       Representative:  Chang Ming-Jang
                                                        Director and President
                                       (TSE Code: 4704)
                                       Inquiry should be made to:
                                             Toshiro Watanabe
                                             Director and Administrative Officer
                                             (Phone: 813-5334-3600)

                      Notice of the Grant of Stock Option
 (Granting Subscription Rights under Article 280-19 of the Commercial Code of
                                    Japan)

     The board of directors of the Company resolved, at its meeting held on February 23, 2001, on granting stock option, by granting subscription rights to the Company's shares of common stock, to certain directors and employees of the Company and its subsidiaries (the "Specified Affiliated Companies") qualifying for the special related business as defined in Paragraph 1 of Article 9 of the Corporate Rehabilitation Law of Japan as follows.

1.   Reason for Introducing the Stock Option Plan

     The Company will implement the stock option plan in order to strengthen incentives for and the morale of certain directors and employees of the Company and its subsidiaries.

2.   Summary of the Stock Option Plan

(1)  Persons to whom subscription rights are granted:
     Two directors and 164 employees of the Company, who will be in office of the Company or on the Company's payroll at the closing of the Company's 12th ordinary general meeting of shareholders to be held on March 27, 2001; and directors and 331 employees of the Specified Affiliated Companies, who will be in office of such subsidiaries or on their payroll at the closing of the Company's 12th ordinary general meeting of shareholders to be held on March 27, 2001.

(2) Class and type of shares to be issued upon exercise of the subscription right: Par value shares of common stock of the Company (par value per share: (Yen)50)

(3)  Number of shares to be issued upon exercise of the subscription right:

     (i) up to 11,000 shares in the aggregate to be issued to the two directors of the Company
           (Each such director will receive from 3,000 to 8,000 shares.)

     (ii) up to 182,000 shares in the aggregate to the 164 employees of the Company
           (Each such employee will receive from 500 to 3,000 shares.)

     (iii) up to 531,500 shares in the aggregate to the directors and 331 employees of the Specified Affiliated Companies
           (Each such director or employee will receive from 500 to 10,000 shares.)

     (iv) If, as a result of a stock split or any other similar event, the Company issues its new shares of common stock at any issue price less than the market price prevailing before the relevant event, the number of shares to be issued upon exercise of the subscription right shall be adjusted by the following formula, and any fraction less than one share shall be disregarded.

                                           Number of shares           Issue price of shares
       Number of shares                    before adjustment     x    before adjustment
       after adjustment         =       ----------------------------------------------------
                                                Issue price of shares after adjustment

(4) Issue price per share of shares to be issued upon exercise of the subscription right (the "Exercise Price"):
     The exercise price shall be the closing price per share of the shares of common stock of the Company as reported by the Tokyo Stock Exchange on the day on which the subscription right is granted.

     If the Company issues its new shares of common stock for consideration less than the current market price, the number of shares to be issued upon exercise of the subscription right shall be adjusted by the following formula, and any fraction less than one share shall be counted as a full yen.

                                                                                Number of                   Amount paid
                                                                               shares newly         x        per share
                                                               Number of    +     issued
                                                            shares already     -------------------------------------------
Exercise Price                  Exercise Price                  issued             Share price per share before the
after adjustment      =         before adjustment     x                            stock split/issuance of new shares
                                                          ----------------------------------------------------------------
                                                          Number of shares     +    Number of shares increased as
                                                           already issued               a result of the stock
                                                                                    split/issuance of new shares


     If the Company makes a stock split or consolidation of shares, the exercise price shall be adjusted in proportion to the ratio of the stock split or consolidation of shares, and any fraction less than one yen resulting from such adjustment shall be counted as a full yen.

  (5)     Exercise period of the subscription right:
          From April 1, 2002 to March 31, 2009 (both days inclusive)

  (6)     Conditions of exercise of the subscription right

          (i) If any person eligible for the stock option ceases to be a director or an employee of the Company or any of the Specified Affiliated Companies, such person may exercise the subscription right granted to him or her within 30 days after he or she ceases to be so.

          (ii) Notwithstanding the foregoing, if any person eligible for the stock option ceases to be a director or an employee of the Company or any of the Specified Affiliated Companies as a result of his or her assuming the new office as a director or corporate auditor or becoming a new employee of the Company or its subsidiaries including those that are not the Specified Affiliated Companies, such person shall continue to exercise the subscription right.

          (iii) No subscription right may be transferred, pledged or otherwise disposed.

          (iv) If any person to whom the subscription right is granted dies, the heir of such person may exercise the subscription right within 6 months after the death of such person.

          (v) With respect to exercise of the subscription right, the total amount of the issue price of shares issued upon exercise of the subscription right shall not exceed (Yen)10,000,000 per calendar year.

          (vi) For any other detail, a person to whom the subscription right shall be granted is subject to the agreement regarding the grant of the subscription right to be executed between such person and the Company pursuant to resolutions of the ordinary meeting of shareholders of the Company scheduled for March 27, 2001 and the meeting of its board of directors scheduled immediately thereafter.

Note: The above-mentioned grant of subscription rights is subject to approval of amendments to the Company's articles of incorporation and such grant to be given at the ordinary meeting of shareholders scheduled for March 27, 2001.

For Immediate Release
---------------------

                      Trend Micro Notice of Adjustments of
                                Exercise Prices


     Tokyo, Japan - February 26, 2001 - Trend Micro Inc. (NASDAQ: TMIC, Tokyo TSE:4704), a leading provider of antivirus and Internet content security software, today announced that the Company has decided to adjust the Exercise Prices in connection with its outstanding unsecured bonds with subscription warrants as follows:


1.   Adjustments of the Exercise Prices

                                                                New Exercise Price    Currently Effective
Name of Bonds                                                    after Adjustment        Exercise Price
-------------                                                    ----------------        --------------
1st series of unsecured bonds with subscription warrants             (Yen)142.50               (Yen)285
2nd series of unsecured bonds with subscription warrants             (Yen)142.50               (Yen)285
3rd series of unsecured bonds with subscription warrants             (Yen)142.50               (Yen)285
4th series of unsecured bonds with subscription warrants              (Yen)3,200             (Yen)6,400
5th series of unsecured bonds with subscription warrants              (Yen)7,850            (Yen)15,700

2.   Effective Date:
     New Exercise Prices will become effective from April 1, 2001.

3.   Reason for the Adjustments:
     The board of directors of the Company adopted, at its meeting held on February 15, 2001, the resolution in respect of the stock split.


     About Trend Micro, Inc.
     Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold directly, through corporate, value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our website, (http://www.antivirus.com)
              --------------------------

                                      ###
For additional information contact:
Mr.Mahendra Negi
Vice President of Administration
phone: +81-3-5334-3635
fax: +81-3-5334-3653
ir@trendmicro.co.jp

                                 (Translation)

                                                               February 26, 2001

                                        Company:  Trend Micro Incorporated
                                        Representative:  Chang Ming-Jang
                                                         Director and President
                                        (TSE Code: 4704)
                                        Inquiry should be made to:
                                             Toshiro Watanabe
                                             Director and Administrative Officer
                                             (Phone: 813-5334-3600)

                      Notice to Amend Certain Information
              Included in the Notice of the Grant of Stock Option

     This is to inform you that the "Notice of the Grant of Stock Option", which was released on February 23, 2001, has been amended as follows:


1.   Item to be Amended
     Item (v) of "(6) Conditions of Exercise of the Subscription Right" of "2. Summary of the Stock Option Plan" in the above-mentioned Notice

2.   Details of the Amendment

     (1)  Before Amendment
          (v) With respect to exercise of the subscription right, the total amount of the issue price of shares issued upon exercise of the subscription right shall not exceed (Yen)10,000,000 per calendar year.

     (2)  After Amendment
          (v) If restrictions on the total amount per calendar year of the issue price of shares to be issued upon exercise of the subscription right are provided for in the agreement regarding the grant of the subscription right (as described below), any person eligible for the stock option is subject to such restrictions with respect to exercise of the subscription right.